UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

Sequoia Capital China II, L.P.

3613, 36/F

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: 852 2501-8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

June 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D (this “Statement”) constitutes Amendment No. 8 of the Schedule 13D on behalf of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Management II, L.P., Sequoia Capital 2010 CV Holdco, Ltd., Sequoia Capital China Venture 2010 Fund, L.P., SC China Venture 2010 Management, L.P., SC China Holding Limited, SNP China Enterprises Limited, and Neil Nanpeng Shen. This Statement constitutes Amendment No. 6 of the Schedule 13D on behalf of Sequoia Capital China UR Holdings Limited.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China II, L.P. IRS Identification No. 26-0204241
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,374,592
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,374,592
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund II, L.P. IRS Identification No. 98-0577551
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 49,482
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 49,482
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund II, L.P. IRS Identification No. 33-1190312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 381,346
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 381,346
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management II, L.P. IRS Identification No. 26-0204084
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,805,420
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,805,420
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,420
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,776,853
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,776,853
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,853
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,776,853
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,776,853
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,853
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,776,853
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,776,853
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,853
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,582,273
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,582,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,582,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,582,273
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,582,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,582,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China UR Holdings Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 90,336
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 90,336
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 775,852
	8.	Shared Voting Power 4,672,609
	9.	Sole Dispositive Power 775,852
	10.	Shared Dispositive Power 4,672,609
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,448,461
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) IN

For each Reporting Person other than Sequoia Capital China UR Holdings Limited (“SCC UR”), except as set forth below, the Schedule 13D as initially filed on April 9, 2012, amended by Amendment No. 1 thereto on March 20, 2013, Amendment No. 2 thereto on June 24, 2013, Amendment No. 3 thereto on September 10, 2013, Amendment No. 4 thereto on November 21, 2013, Amendment No. 5 thereto on August 26, 2014, Amendment No. 6 thereto on November 25, 2014 and Amendment No. 7 thereto on March 30, 2015 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits. This Schedule 13D constitutes Amendment No. 6 to the initial Schedule 13D filing on behalf of SCC UR that was filed on June 24, 2013, amended by Amendment No. 1 thereto on September 10, 2013, Amendment No. 2 thereto on November 21, 2013, Amendment No. 3 thereto on August 26, 2014, Amendment No. 4 thereto on November 25, 2014 and Amendment No. 5 thereto on March 30, 2015.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sequoia Capital China II, L.P., a Cayman Islands exempted limited partnership (“SCC II”); (2) Sequoia Capital China Partners Fund II, L.P., a Cayman Islands exempted limited partnership (“SCC PTRS II”); (3) Sequoia Capital China Principals Fund II, L.P., a Cayman Islands exempted limited partnership (“SCC PF II”); (4) Sequoia Capital China Management II, L.P., a Cayman Islands exempted limited partnership (“SCC MGMT II”); (5) Sequoia Capital 2010 CV Holdco, Ltd., a Cayman Islands limited liability company (“SC CV HOLD”); (6) Sequoia Capital China Venture 2010 Fund, L.P., a Cayman Islands exempted limited partnership (“SCC VENTURE”);; (7) SC China Venture 2010 Management, L.P., a Cayman Islands exempted limited partnership (“SCC VENTURE MGMT”); (8) SC China Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (9) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); (10) SCC UR, a Cayman Islands limited liability company; and (11) Neil Nanpeng Shen, a Hong Kong SAR citizen. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SCC VENTURE, SCC VENTURE MGMT, SCC HOLD, SNP, SCC UR and Neil Nanpeng Shen is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(c) The principal occupation or employment of each of SCC II, SCC PTRS II, SCC PF II, and SC CV HOLD is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC MGMT II is to serve as general partner of SCC II, SCC PTRS II and SCC PF II. The principal occupation or employment of SCC VENTURE is to serve as the owner of SC CV HOLD. The principal occupation or employment of SCC VENTURE MGMT is to serve as the general partner of SCC VENTURE. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT II and SCC VENTURE MGMT. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of SCC UR is to serve as a limited partner of SCC MGMT II. The principal occupation or employment of Neil Nanpeng Shen is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP and SCC UR.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SCC VENTURE, SCC VENTURE MGMT, SCC HOLD and SCC UR are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. Neil Nanpeng Shen is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following new paragraph immediately following the first paragraph:

In June 2015, SCC UR sold an aggregate of 209,674 Ordinary Shares in the form of 1,048,372 ADSs as further described in Item 4 below. On June 17, 2015, certain Reporting Persons disposed of an aggregate of 1,199,999 Ordinary Shares in a pro rata in-kind distribution to certain of their partners or members as further described in Item 4 below. Following such distribution, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 5,448,461.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended by adding the following new paragraphs after the twelfth paragraph thereof:

In June 2015, SCC UR sold an aggregate of 209,674 Ordinary Shares in the form of 1,048,372 ADSs for aggregate consideration of $25,369,693.

On June 17, 2015, SCC II, SCC PTRS II, SCC PF II and SC CV HOLD disposed of an aggregate of 1,199,999 Ordinary Shares in a pro rata in-kind distribution to certain of their partners or members, including subsequent distributions by general partners or managing members to their respective partners or members (the “June 2015 Distribution”). SCC II distributed 621,855 Ordinary Shares, SCC PTRS II distributed 12,958 Ordinary Shares, SCC PF II distributed 99,866 Ordinary Shares and SC CV HOLD distributed 465,320 Ordinary Shares. In connection with the June 2015 Distribution, (a) Neil Nanpeng Shen received an aggregate of 112,715 Ordinary Shares, and (b) SCC UR, which is a limited partner of SCC MGMT II and SCC VENTURE MGMT and is wholly-owned by Neil Nanpeng Shen, received an aggregate of 90,336 Ordinary Shares. On June 17, 2015, the closing price of the ADSs on the New York Stock Exchange was $25.93. Following the June 2015 Distribution, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 5,448,461.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Statement are based upon 99,170,909 Ordinary Shares stated to be outstanding as of March 31, 2015 in Vipshop’s earnings release filed with the Securities and Exchange Commission on Form 6-K on May 15, 2015. The Reporting Persons may be deemed to beneficially own an aggregate of 5,448,461 Ordinary Shares, which constitutes approximately 5.5% of Vipshop’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC II beneficially owns 2,374,592 Ordinary Shares, which represents approximately 2.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS II beneficially owns 49,482 Ordinary Shares, which represents less than 0.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PF II beneficially owns 381,346 Ordinary Shares, which represents approximately 0.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT II, as the general partner of each of SCC II, SCC PTRS II and SCC PF II, may be deemed to beneficially own an aggregate of 2,805,420 Ordinary Shares, which represents approximately 2.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC CV HOLD beneficially owns 1,776,853 Ordinary Shares, which represents approximately 1.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE, as the parent company of SC CV HOLD, may be deemed to beneficially own 1,776,853 Ordinary Shares, which represents approximately 1.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE MGMT, as the general partner of SCC VENTURE, may be deemed to beneficially own 1,776,853 Ordinary Shares, which represents approximately 1.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCC MGMT II and SCC VENTURE MGMT, may be deemed to beneficially own an aggregate of 4,582,273Ordinary Shares, which represents approximately 4.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 4,582,273 Ordinary Shares, which represents approximately 4.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC UR, which is a limited partner of SCC MGMT II and SCC VENTURE MGMT and is wholly-owned by Neil Nanpeng Shen, may be deemed to beneficially own an aggregate of 90,336 Ordinary Shares, which represents approximately 0.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of each of SNP and SCC UR, may be deemed to beneficially own an aggregate of 5,448,461 Ordinary Shares, which represents approximately 5.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the disposal of Ordinary Shares by the Reporting Persons in the June 2015 Distribution and the sale of Ordinary Shares by SCC UR in June 2015, each as more fully described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of June 18, 2015, by and among SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SCC VENTURE, SCC VENTURE MGMT, SCC HOLD, SNP, SCC UR and Neil Nanpeng Shen.

2	Amended and Restated Shareholders’ Agreement, dated as of April 11, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of Vipshop, filed on February 17, 2012).

3	Share Subscription Agreement, dated as of January 24, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II and certain other parties (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on April 9, 2012).

4	Share Subscription Agreement, dated as of April 11, 2011, by and among Vipshop, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1 of Vipshop, filed on March 9, 2012).

5	Form of Underwriting Agreement (including a form of Lock-Up Agreement as Exhibit E thereto), by and among Vipshop, the selling shareholders named therein, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form F-1 of Vipshop, filed on March 11, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 2015

SEQUOIA CAPITAL CHINA II, L.P. SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P. SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.

By: Sequoia Capital China Management II, L.P.

A Cayman Islands exempted limited partnership,

General Partner of Each

By: SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P.

By: SC China Venture 2010 Management, L.P.,

A Cayman Islands exempted limited partnership

Its General Partner

By: SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA UR HOLDINGS LIMITED

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of the Statement on Schedule 13D with respect to the shares of Ordinary Shares, $.0001 par value per share, of Vipshop Holdings Limited and any further amendments to such statement on Schedule 13D executed by each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on June 19, 2015.

SEQUOIA CAPITAL CHINA II, L.P.
SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P.
SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.

By: Sequoia Capital China Management II, L.P.
A Cayman Islands exempted limited partnership,
General Partner of Each

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P.

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P.

By: SC China Venture 2010 Management, L.P.,
A Cayman Islands exempted limited partnership
Its General Partner

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA UR HOLDINGS LIMITED

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen